Exhibit 99.7

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

CONSENT OF INDEPENDENT ACCOUNTANTS

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street NW

Washington, DC

USA 20549

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Alamos Gold Inc. (“Alamos”) for the year ended December 31, 2003 of our report dated April 20, 2004 relating to the consolidated financial statements of Alamos (formerly “Alamos Minerals Ltd.”) for the fiscal years ended December 31, 2001, 2002 and 2003.

Dated this 1st day of June, 2004.

“De Visser Gray”

De Visser Gray Chartered Accountants